UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Global Blood Therapeutics, Inc.

(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

37890U108

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 37890U108	Page 2 of 15 Pages

1.	NAMES OF REPORTING PERSONS Third Rock Ventures II, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 12,475,187
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 12,475,187
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,475,187
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 41.0% (1)
12.	TYPE OF REPORTING PERSON PN

(1)	The percent of class was calculated based on 30,457,085 shares of common stock issued and outstanding as of November 5, 2015, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2015.

SCHEDULE 13G

CUSIP No. 37890U108	Page 3 of 15 Pages

1.	NAMES OF REPORTING PERSONS Third Rock Ventures GP II, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 12,475,187
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 12,475,187
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,475,187
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 41.0% (1)
12.	TYPE OF REPORTING PERSON PN

SCHEDULE 13G

CUSIP No. 37890U108	Page 4 of 15 Pages

1.	NAMES OF REPORTING PERSONS TRV GP II, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 12,475,187
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 12,475,187
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,475,187
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 41.0% (1)
12.	TYPE OF REPORTING PERSON OO

SCHEDULE 13G

CUSIP No. 37890U108	Page 5 of 15 Pages

1.	NAMES OF REPORTING PERSONS Third Rock Ventures III, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,285,713
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,285,713
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,285,713
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.5% (1)
12.	TYPE OF REPORTING PERSON PN

SCHEDULE 13G

CUSIP No. 37890U108	Page 6 of 15 Pages

1.	NAMES OF REPORTING PERSONS Third Rock Ventures GP III, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,285,713
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,285,713
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,285,713
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.5% (1)
12.	TYPE OF REPORTING PERSON PN

SCHEDULE 13G

CUSIP No. 37890U108	Page 7 of 15 Pages

1.	NAMES OF REPORTING PERSONS TRV GP III, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,285,713
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,285,713
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,285,713
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.5% (1)
12.	TYPE OF REPORTING PERSON OO

SCHEDULE 13G

CUSIP No. 37890U108	Page 8 of 15 Pages

1.	NAMES OF REPORTING PERSONS Mark Levin
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 14,760,900
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 14,760,900
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,760,900
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 48.5% (1)
12.	TYPE OF REPORTING PERSON IN

SCHEDULE 13G

CUSIP No. 37890U108	Page 9 of 15 Pages

1.	NAMES OF REPORTING PERSONS Kevin P. Starr
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 7,500(2)
	6.	SHARED VOTING POWER 14,760,900
	7.	SOLE DISPOSITIVE POWER 7,500(2)
	8.	SHARED DISPOSITIVE POWER 14,760,900
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,768,400
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 48.5% (1)
12.	TYPE OF REPORTING PERSON IN

(2)	This number includes options to purchase 7,500 shares exercisable within 60 days of December 31, 2015.

SCHEDULE 13G

CUSIP No. 37890U108	Page 10 of 15 Pages

1.	NAMES OF REPORTING PERSONS Robert I. Tepper
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 14,760,900
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 14,760,900
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,760,900
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 48.5% (1)
12.	TYPE OF REPORTING PERSON IN

SCHEDULE 13G

CUSIP No. 37890U108	Page 11 of 15 Pages

Item 1.		Issuer

	(a)	Name of Issuer:

Global Blood Therapeutics, Inc. (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices:

400 East Jamie Court, Suite 101 South San Francisco, CA 94080

Item 2.		Filing Person

	(a) – (c)	Name of Persons Filing; Address; Citizenship:

(i)       Third Rock Ventures II, L.P. (“TRV II”);

(ii)      Third Rock Ventures GP II, L.P. (“TRV GP II”), which is the sole general partner of TRV II;

(iii)     TRV GP II, LLC (“TRV GP II LLC”), which is the sole general partner of TRV GP II;

(iv)     Third Rock Ventures III, L.P. (“TRV III”);

(v)      Third Rock Ventures GP III, L.P. (“TRV GP III”), which is the sole general partner of TRV III;

(vi)     TRV GP III, LLC (“TRV GP III LLC”), which is the sole general partner of TRV GP III;

(vii)    Mark Levin (“Levin”), a managing member of TRV GP II LLC and TRV GP III LLC;

(viii)  Kevin P. Starr (“Starr”), a managing member of TRV GP II LLC and TRV GP III LLC; and

(ix)     Robert I. Tepper (“Tepper,” and collectively with TRV II, TRV GP II, TRV GP II LLC, TRV III, TRV GP III, TRV GP III LLC, Levin and Starr, the “Reporting Persons”), a managing member of TRV GP II LLC and TRV GP III LLC.

The address of the principal business office of each of the Reporting Persons is Third Rock Ventures, LLC, 29 Newbury Street, 3rd Floor, Boston, MA 02116.

Each of TRV II, TRV III, TRV GP II and TRV GP III is a Delaware limited partnership. Each of TRV GP II LLC and TRV GP III LLC is a Delaware limited liability company. Levin, Tepper and Starr are United States citizens.

	(d)	Title of Class of Securities:

Common stock, $0.001 par value per share, (the “Common Stock”)

	(e)	CUSIP Number: 37890U108

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Act;

	(b)	☐ Bank as defined in Section 3(a)(6) of the Act;

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act;

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940;

	(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

SCHEDULE 13G

CUSIP No. 37890U108	Page 12 of 15 Pages

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

	(a) and (b)	Amount beneficially owned:

		(i)	TRV II directly owns 12,475,187 shares of Common Stock (the “Fund II Shares”), which represents approximately 41.0% of the outstanding shares of Common Stock.

		(ii)	TRV GP II is the general partner of TRV II and may be deemed to beneficially own the Fund II Shares.

		(iii)	TRV GP II LLC is the general partner of TRV GP II and may be deemed to beneficially own the Fund II Shares.

		(iv)	TRV III directly owns 2,285,713 shares of Common Stock (the “Fund III Shares”), which represents approximately 7.5% of the outstanding shares of Common Stock.

		(v)	TRV GP III is the general partner of TRV III and may be deemed to beneficially own the Fund III Shares.

		(vi)	TRV GP III LLC is the general partner of TRV GP III and may be deemed to beneficially own the Fund III Shares.

		(vii)	As a managing member of TRV GP II LLC and TRV GP III LLC, Levin may be deemed to beneficially own the Fund II Shares and the Fund III Shares.

		(viii)	As a managing member of TRV GP II LLC and TRV GP III LLC, Tepper may be deemed to beneficially own the Fund II Shares and the Fund III Shares.

		(ix)	As a managing member of TRV GP II LLC and TRV GP III LLC, Starr may be deemed to beneficially own the Fund II Shares and the Fund III Shares. Additionally, as of December 31, 2015, Starr directly owns options to purchase 7,500 shares exercisable within 60 days of December 31, 2015. As a result, Starr may be deemed to beneficially own an aggregate of 14,768,400 shares of Common Stock, which represents approximately 48.5% of the outstanding shares of Common Stock.

SCHEDULE 13G

CUSIP No. 37890U108	Page 13 of 15 Pages

	(c) Number of shares as to which such person has:
		Number of Shares of Common Stock
	Reporting Person	(i)	(ii)	(iii)	(iv)
	TRV II	0	12,475,187	0	12,475,187
	TRV GP II	0	12,475,187	0	12,475,187
	TRV GP II LLC	0	12,475,187	0	12,475,187
	TRV III	0	2,285,713	0	2,285,713
	TRV GP III	0	2,285,713	0	2,285,713
	TRV GP III LLC	0	2,285,713	0	2,285,713
	Levin	0	14,760,900	0	14,760,900
	Starr	7,500	14,760,900	7,500	14,760,900
	Tepper	0	14,760,900	0	14,760,900

(i)       Sole power to vote or direct the vote

(ii)      Shared power to vote or to direct the vote

(iii)     Sole power to dispose or to direct the disposition of

(iv)     Shared power to dispose or to direct the disposition of

	The percent of class was calculated based on 30,457,085 shares of common stock issued and outstanding as of November 5, 2015, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2015.

Item 5.	Ownership of Five Percent or Less of a Class. Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. Not applicable.

Item 8.	Identification and Classification of Members of the Group. Not applicable.

Item 9.	Notice of Dissolution of Group. Not applicable.

Item 10.	Certification. Not applicable.

SCHEDULE 13G

CUSIP No. 37890U108	Page 14 of 15 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2016

THIRD ROCK VENTURES II, L.P.

By:	THIRD ROCK VENTURES GP II, L.P.,
General Partner

By:	TRV GP II, LLC,
General Partner

By:	/s/ Kevin Gillis
Kevin Gillis
Chief Financial Officer

THIRD ROCK VENTURES GP II, L.P.

By:	TRV GP II, LLC,
General Partner

By:	/s/ Kevin Gillis
Kevin Gillis
Chief Financial Officer

TRV GP II, LLC

By:	/s/ Kevin Gillis
Kevin Gillis
Chief Financial Officer

THIRD ROCK VENTURES III, L.P.

By:	THIRD ROCK VENTURES GP III, L.P.,
General Partner

By:	TRV GP III, LLC,
General Partner

By:	/s/ Kevin Gillis
Kevin Gillis
Chief Financial Officer

SCHEDULE 13G

CUSIP No. 37890U108	Page 15 of 15 Pages

THIRD ROCK VENTURES GP III, L.P.

By:	TRV GP III, LLC,
General Partner

By:	/s/ Kevin Gillis
Kevin Gillis
Chief Financial Officer

TRV GP III, LLC

By:	/s/ Kevin Gillis
Kevin Gillis
Chief Financial Officer

MARK LEVIN

/s/ Kevin Gillis, As attorney-in-fact
Mark Levin

KEVIN P. STARR

/s/ Kevin Gillis, As attorney-in-fact
Kevin P. Starr

ROBERT I. TEPPER

/s/ Kevin Gillis, As attorney-in-fact
Robert I. Tepper